Exhibit 12

GARDNER DENVER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2010		2009	2008		2007		2006

Earnings:
Net income (loss) before income taxes	$231,851		(138,394)	234,997		269,658		201,721
Fixed charges	32,882		38,896	33,709		33,034		43,530

Total earnings (loss), as defined	$264,733		(99,498)	268,706		302,692		245,251

Fixed Charges:
Interest expense	$23,424		28,485	25,483		26,211		37,379
Rentals - portion representative of interest	9,458		10,411	8,226		6,823		6,151

Total fixed charges	$32,882		38,896	33,709		33,034		43,530

Ratio of Earnings to Fixed Charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	8.1	x	(138,394)	8.0	x	9.2	x	5.6x

102